Avanos Medical, Inc. 5405 Windward Parkway Suite 100 South Alpharetta, GA 30004

January 11, 2019

VIA EMAIL AND REGULAR MAIL

Ms. Jeanne Bennett
Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, NE
Washington, D.C. 20549

Re:    Avanos Medical, Inc.
Form 10-K for the Year Ended December 31, 2017
filed February 27, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
filed November 6, 2018
File No. 001-36440

Dear Ms. Bennett:
This letter is in response to the December 7, 2018 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We appreciate the Commission allowing the Company an extension of time, until January 11, 2019, to respond to the letter.
For convenience, the Staff’s comments are copied below, followed by the Company’s response. Since Comment No. 1 and Comment No. 2 are related, the Company addresses both together.
Form 10-K for the Year Ended December 31, 2017
Note 15. Business Segment Information, page 63
Staff Comment No. 1:
We reference your Disclosure in Note 2 on page 44 that as a result of the divestiture of the S&IP business the Medical Devices business is managed as one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one operating segment complies with the objective of ASC 280-10-10.
Staff Comment No. 2:
As a related matter, it appears that your presentation of segment operating profit (loss) is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K. In future filings, the disclosures required by Item 10(e) of Regulation S-K should also be provided for the segment operating profit (loss) measures provided on page 25 of Management’s Discussion and Analysis.

Ms. Jeanne Bennett
Securities and Exchange Commission

Company Response:
The Company describes its business activities in the second paragraph of the current Business Segment Information footnote as follows:
The Medical Devices segment provides a portfolio of innovative product offerings focused on pain management and respiratory and digestive health to improve patient outcomes and reduce the cost of care. These products include post-operative pain management solutions, minimally invasive interventional (or chronic) pain therapies, closed airway suction systems and enteral feeding tubes.
The tabular presentation of net sales, segment operating profit, depreciation and amortization and capital expenditures was intended to help users of the Company’s financial statements to assess the Company’s prospects for future cash flows and make informed judgments on the Company as a whole.
Prior to the divestiture, the Company had two reportable business segments: the Medical Devices and Surgical and Infection Prevention segments. Each reportable business segment was reported along with “Corporate and Other” which, by itself, was not a reportable segment. “Corporate and Other” represents primarily general and administrative expenses. Following the divestiture, the Company’s senior management structure, including its Chief Operating Decision Maker (“CODM”), who is the Chief Executive Officer, has not materially changed, nor are significant changes expected in the near term. Likewise, the operating and financial reports that are reviewed and used by the CODM to make decisions have also remained consistent following the divestiture. Accordingly, the Company believes that the segment presentation of Medical Devices as its one operating and reportable business segment appropriately reflects the “management approach” described in ASC 280-10-05-03, which states that the information presented should be based on the way an entity organizes the segments for operating decisions and for assessing performance. Further, the management approach facilitates consistent descriptions in its annual report and other published information, as required by ASC 280-10-05-04.
Considering that the Company’s Medical Device segment reporting disclosures was determined in accordance with ASC 280, and considering the CODM and internal financial reports reviewed and used by the CODM to make decisions have remained consistent following the divestiture, the Company respectfully submits to the Commission that the presentation of segment operating profit (loss) is not a non-GAAP measure, and therefore does not require a reconciliation to the most directly comparable GAAP measure as described in Regulation G or Item 10(e) of Regulation S-K.
The Company acknowledges that a description of the different economic environments in which the Company operates is not included in the current Business Segment Information footnote, but are included elsewhere in Part I of the Form 10-K. The Company also acknowledges that, going forward, the overall relevance of “Corporate and Other” will be decreasing as the Company reduces its overall general and administrative expenses. Accordingly, the Company proposes to no longer separate “Corporate and Other” from the Medical Device reportable segment operating profit in the footnotes to the consolidated financial statements and in the corresponding table in Management’s Discussion and Analysis.
In future filings, beginning with the Company’s Form 10-K for the Year Ended December 31, 2018, the Company will revise the footnote and management’s discussion and analysis to remove all references to segment operating profit and the related reconciliation. The Company will rename the footnote as “Business and Products Information” substantially similar to the example attached hereto in Exhibit A.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Exhibits 32(a) and (b), page 39
Staff Comment No. 3:
We note that the 906 certifications in Exhibit 32 incorrectly identify the Form 10-Q filed August 7, 2018. Please file a full amendment to your Form 10-Q to provide revised 906 certifications that correctly refer to your Form 10-Q filed November 6, 2018.
Company Response:
On December 17, 2018, the Company filed an amended Form 10-Q for the Quarterly Period Ended September 30, 2018 with revised 906 certifications in Exhibits 32(a) and (b) that identify the Form 10-Q filed on November 6, 2018.

Ms. Jeanne Bennett
Securities and Exchange Commission

If you have any further questions or comments regarding the Company’s response to the Staff’s comments, please contact me at (470) 448-5200 or via email at steven.voskuil@avanos.com.

Avanos Medical, Inc.
By:	/s/ Steven E. Voskuil
Steven E. Voskuil Senior Vice President and Chief Financial Officer

cc:	John W. Wesley, Senior Vice President and General Counsel, Avanos Medical, Inc.
Renato Negro, Vice President and Controller, Avanos Medical, Inc.

EXHIBIT A

Introduction
The following proposed footnote disclosure replaces the former “Business Segment Information” footnote and reflects the following changes:

•	Identifies the business conducted as one operating and reportable business segment.

•
Expands the description of business activities and the economic environments in which it operates using disclosures that were formerly included elsewhere in the footnotes to the consolidated financial statements or in Part I to the Form 10-K and in subsequent filings on Form 10-Q.

•	Removes the tabular presentation of segment operating profit and other measures.

•	Incorporates certain disclosures now required under ASC 606, Revenue Recognition.

Note __.    Business and Products Information
We conduct our business in one operating and reportable segment that provides our medical device products to healthcare providers and patients in more than 90 countries with manufacturing facilities in the United States, Mexico, France, Germany and Tunisia.
We provide a portfolio of innovative product offerings focused on pain management and respiratory and digestive health to improve patient outcomes and reduce the cost of care. Our management evaluates net sales by product category within our single reportable segment as follows (in millions):

	Year Ended December 31,
	2018	2017	2016
Chronic care	$—	$360.8	$325.4
Pain management	—	250.8	240.8
Total Net Sales	$—	$611.6	$566.2
Chronic care is focused on (i) digestive health products such as our Mic-Key enteral feeding tubes and Corpak patient feeding solutions and (ii) respiratory health products such as our Ballard closed airway suction systems and oral care kits.
Pain management is focused on non-opioid solutions including (i) acute pain products such as On-Q surgical pain pumps and (ii) interventional pain solutions, which provides minimally invasive pain relieving therapies, such as our Coolief pain therapy.
For the years ended December 31, 2018, 2017 and 2016, products in our acute pain, interventional pain, digestive health and respiratory health categories each accounted for more than 10% of our consolidated net sales. For the years ended December 31, 2018, 2017 and 2016, net sales to external customers in the United States were $___ million, $467 million and $410 million, respectively.
Net sales to one customer accounted for __%, 10% and 9% of consolidated net sales in the years ended December 31, 2018, 2017 and 2016, respectively. No other customer accounted for more than 10% of consolidated net sales in any of the periods presented herein.
Due to the nature of our business, we receive purchase orders for products under supply agreements which are normally fulfilled within three to four weeks. Our performance obligations under purchase orders are satisfied and revenue is recognized at a point in time, which is upon shipment or upon delivery of our products, depending on shipping terms. Accordingly, we normally do not have transactions that give rise to material unfulfilled performance obligations.
Property, plant and equipment held domestically and in foreign countries is as follows (in millions):

	As of December 31,
	2018	2017
Domestic	$—	$57.0
Foreign	—	52.9
Total Property, Plant and Equipment	$—	$109.9